Centre Funds
48 Wall Street, Suite 1100
New York, New York 10005

October 3, 2016

Mr. Chad Eskildsen
Division of Investment Management
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Dear Mr. Eskildsen:

Please find below responses of the Centre Funds (the “Registrant”) to oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by you on September 13, 2016 to Pete Greenly of ALPS Fund Services, Inc. regarding the Registrant's Annual Report to Shareholders for the period ended September 30, 2015 (the "Report").

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s response to each comment is set out immediately under the restated comment.

Comment No. 1: Regarding Note 5 in the Notes to Financial Statements in the Report, please clarify whether the recoupment period could exceed 3 calendar years in duration.

Response No. 1: It is possible for the recoupment period to exceed 3 calendar years in duration. The Registrant has analyzed whether it should accrue a liability for the recoupment of waived expenses and has determined that due to the uncertainty that net assets will rise to a level sufficient to begin recoupment, recording a liability would not be appropriate. The Registrant updates its analysis periodically and should its determination change, it will appropriately accrue a liability for amounts to be recouped that exceed the 3 calendar year duration.

Comment No. 2: Please amend Note 5 in the Notes to Financial Statements in the Report to include the “(or any lower expense limitation or limitations to which the parties may otherwise agree)” language currently included at the end of the paragraph for the Centre American Select Equity Fund to the disclosure for each of the other series of the Registrant.

Response No. 2: The Registrant will add the following language to Note 5 in the Notes to Financial Statements, to the extent applicable, in future shareholder reports: For each Fund, the Adviser may recoup any waived or reimbursed amount pursuant to the applicable Expense Limitation Agreement and as described above, provided that the reimbursement does not cause such Fund to exceed the then-existing expense limitation for that class at the time such reimbursement or waiver was made (or any lower expense limitation or limitations to which the Fund and the Adviser may otherwise agree).

The Registrant acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Registrant will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions or comments, please do not hesitate to telephone the undersigned at (212) 918-4707.

Sincerely,

/s/ James A. Abate
James A. Abate
President and Secretary
Centre Funds